Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)	For the Six Months Ended June 30, 2017

Income before income taxes, real estate dispositions and noncontrolling interest	$82,890
Interest	31,968
Earnings	$114,858

Interest	$31,968
Fixed charges	$31,968

Ratio of Earnings to Fixed Charges	3.6